Mail Stop 4561

February 2, 2007

Wilson Cheung
President
China Multimedia Inc.
Rm 1901-2, Lucky Building
39 Wellington Street
Central, Hong Kong

**Re:    China Multimedia Inc.
         Form 10-SB
         Filed on January 5, 2007
         File No. 0-52388**

Dear Mr. Cheung:

        We have reviewed the above filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.    Please note that the Form 10-SB goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10-SB prior to effectiveness and refiling a new Form 10-SB including changes responsive to our comments.  If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange

Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1 - Description of Business, page 2

General

2.      Please consider disclosing the address of your web-site in this section.  Refer to Item 101(c)(3) of Regulation S-B.

CMI's Business Opportunities Program, page 2

3.      You state that pursuant to the terms of your agreement with DNAF, you will attempt to establish new business opportunities for DNAF by identifying, locating, and introducing potential clients (the "D-Clients") in need of the FWPDH service, to DNAF.  Please revise to note whether you plan to offer these services to companies other than DNAF or if this is an exclusive agreement.   Further, with a view toward disclosure, please tell us the natural persons who control DNAF and their relationship with you or your affiliates.

4.      In the second paragraph, you state that "[p]ursuant to the terms of the Agreement, as compensation for CMI's efforts, CMI is entitled to 40% of the initial commission that DNAF receives from any D-Client or other business opportunity that CMI establishes for DNAF."  Please revise to further explain the term "initial commission."

Competition, page 3

5.      Please revise to disclose your competitive position and your principal methods of competition (e.g., price or service).  This disclosure should include a discussion on both the positive and negative factors pertaining to your competitive position to the extent that they exist.  Refer to Item 101(b)(4) of Regulation S-B.

Risk Factors, page 3

6.      You state that "the risks described below are not the only ones that we face."  Please revise this statement to clarify that you have disclosed all material risks.

7.      Please revise the risk factor headings to describe each risk being presented.  For example, but without limitation, we note the heading entitled, We are dependent upon one Vendor.

Management's Discussion and Analysis or Plan of Operation, page 9

Plan of Operation, page 9

8.      Please amend to disclose as a critical accounting policy how you intend to account for service revenues.  Refer to FR-72.

9.      On page 10, you state that you "will need to raise an additional $100,000 for hiring employees and other general and administrative costs of operation within the next twelve months."  On page 11, you state that you "will spend approximately $10,000 on new equipment such as computers and office facilities and recruit 1 new employee over the next 12 months."  Please reconcile these disclosures.

Liquidity and Capital Resources, page 11

10.     Please revise this section to note that your auditors have expressed substantial doubt about your ability to continue as a going concern.

11.     Please revise to more fully describe your anticipated start-up costs, the total estimated cost of your start-up activities and the cost of each step that you will take to implement such plan.  Also, please disclose all material commitments for capital expenditures that you have entered into.

Item 3. Description of Property, page 12

12.     Please revise to note why you are not required to pay rent on the office space provided to you by Easterly.  This discussion should include, but not be limited to, whether you will provide Easterly with any other type of compensation.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 12

13.     Please revise to note Wilson Kin Cheung's business experience during the previous five years.  Refer to Item 401(a) of Regulation S-B.

Part II.

Item.1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 15

14.     We note your statement that "affiliates of a blank check company such as us" and their transferees are not entitled to rely on the exemption from registration provided by Rule 144.  Please tell us your basis for concluding that you are a blank check company.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 20

15.    In accordance with Rule 2-02 of Regulation S-X, the auditor should indicate the city *and* state where the report was issued.  Please have your auditor revise their report to provide comparable information.

Part III

Exhibits

16.    Please file a specimen stock certificate and any other instruments defining the rights of security holders.  Refer to Item 2 in Part III of Form 1-A.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Accountant, at (202) 551-3428 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.  Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,


Elaine Wolff
Legal Branch Chief